Exhibit 99.2

RR MEDIA LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 12, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Orna Naveh, Jonathan M. Nathan and Talya Gerstler, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of RR Media Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on March 8, 2016, at the Special General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, RR Building, Negev Street, Airport City 7019900, Israel, on April 12, 2016 at 4:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting. Any capitalized terms used in this Proxy that are not otherwise defined shall have the respective meanings assigned to them in the foregoing Notice and Proxy Statement.

The undersigned acknowledges that the Notice of Special General Meeting of Shareholders relating to the Meeting has been published in a Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission in accordance with the Company’s Articles of Association (as amended) and the Israeli Companies Law and may be viewed at the following link: https://www.sec.gov/Archives/edgar/data/1375829/000117891316004602/zk1618164.htm.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposals 2 or 3 listed on the reverse side, this Proxy will be voted “FOR” each such proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 1, 4 or 5, this Proxy will not be voted on such proposal(s).

IMPORTANT NOTE: The vote under this Proxy will not be counted towards the majority required for the approval of Proposals 1, 4 or 5 unless the undersigned either (i) fills in the box for Proposals/Items 1A, 4A and 5A, respectively, on the reverse side, thereby confirming that he, she or it is not NewBusinessCo Ltd., SES Astra Services Europe S.A. or a 25% shareholder thereof or person acting on their behalf (in the case of Proposal/Item 1/1A) and does not have a conflict of interest and is not a controlling shareholder (in the case of Proposals/Items 4/4A and 5/5A), or (ii) contacts the Company to vote on Proposals 1, 4 or 5 via a separate proxy card which is designed for a shareholder who is NewBusinessCo Ltd., SES Astra Services Europe S.A. or a 25% shareholder thereof or person acting on their behalf (in the case of Proposal/Item 1/1A) or has a conflict of interest or is a controlling shareholder (in the case of Proposals/Items 4/4A and 5/5A).

Any and all proxies heretofore given by the undersigned are hereby revoked.

 (Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

RR MEDIA LTD.

April 12, 2016

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER UNDER PROPOSAL 1, AND “FOR” PROPOSALS 2, 3, 4 AND
5. PLEASE SEE THE INSTRUCTION BELOW REGARDING PROPOSALS/ITEMS 1A, 4A AND 5A.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Important Instructions for Proposals/Items 1A, 4A and 5A:		FOR	AGAINST	ABSTAIN

PLEASE BE CERTAIN TO FILL IN THE BOX FOR PROPOSALS/ITEMS 1A, 4A AND 5A OPPOSITE TO CONFIRM, IN THE CASE OF ITEM 1A, THAT YOU ARE NOT MERGER SUB, PARENT OR A 25% SHAREHOLDER THEREOF OR A PERSON ACTING ON THEIR BEHALF, AND, IN THE CASE OF ITEMS 4A AND 5A, THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 4 AND 5, RESPECTIVELY AND ARE NOT A CONTROLLING SHAREHOLDER OF THE COMPANY.

1.    Approval of the merger of RR Media with Merger Sub, a wholly-owned subsidiary of SES, including: (i) the merger transaction whereby Merger Sub will merge with and into RR Media, with RR Media surviving and becoming a wholly-owned subsidiary of Parent; (ii) the Merger Agreement; (iii) the Merger Consideration to be received by RR Media’s shareholders in the Merger, consisting of US$13.291 in cash for each Ordinary Share held; (iv) conversion of each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option; (v) conversion of each RSU, representing the right to receive one Ordinary Share, into the right to receive an amount of cash equal to the Merger Consideration, to be paid in accordance with the applicable terms and conditions of such RSU; and (vi) all other transactions and arrangements contemplated by the Merger Agreement

		☐	☐	☐

Under the Companies Law, you cannot be counted towards the majority required for Proposals 1, 4 or 5 unless you provide either (i) the foregoing respective important confirmations or (ii) a confirmation that you actually do fall into any of those respective categories, as described below.

	1A. The undersigned confirms it is not Merger Sub, Parent or any person holding at least 25% of the means of control of either of them, or anyone acting on their behalf	☐

If you are Merger Sub, Parent or a 25% shareholder thereof or person acting on their behalf (in the case of Proposal 1), or if you are a controlling shareholder of the Company or have a conflict of interest in the approval of Proposals 4 or 5, you may vote on those specific proposals by contacting Orna Naveh at the Company at orna.naveh@rrmedia.com or +972-3-928-0808,  who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to those Proposals and should not fill in the box for Proposal/Item 1A, 4A or 5A (as appropriate)).

2. Renewal, effective as of January 1, 2016, of RR Media’s D&O insurance at its current coverage level of up to $20 million, at an annual premium of approximately $64,500

3. Subject to consummation of the Merger, the Company’s purchase of a “tail” D&O insurance policy providing coverage of up to $20 million, until the seventh anniversary of the Merger, at an annual premium not to exceed $193,500

		☐ ☐	☐ ☐	☐ ☐
If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.
4.Amendment to the Compensation Policy, allowing the Compensation Committee and Board of Directors to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary
		☐	☐	☐

4A. The undersigned confirms it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 4 and is not a “controlling shareholder” of the Company under the Companies Law, as described in the Proxy Statement

☐

5.  Approval of (i) the extension of the existing employment terms of the CEO, Mr. Avi Cohen, (ii) an amendment of certain employment terms of the CEO, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO

		☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

5A. The undersigned confirms it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 5 and is not a “controlling shareholder” of the Company under the Companies Law, as described in the Proxy Statement
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.